UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 3 – EXIT FILING)*

Fox Factory Holding Corp.

(Name of issuer)

COMMON STOCK, $0.001 par value per share

(Title of class of securities)

35138V102

(CUSIP number)

March 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

Page 1 of 5 pages

CUSIP No. 35138V102	13G	Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Compass Group Diversified Holdings LLC 20-3812051
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 0%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Compass Diversified Holdings, a Delaware statutory trust, is a parent of Compass Group Diversified Holdings LLC. All shares of the common stock of the Issuer disclosed on rows 5 and 7 hereto are beneficially owned by Compass Diversified Holdings.
(2)	Based upon 37,210,918 shares of Issuer common stock issued and outstanding on March 6, 2017, as reported in the Issuer’s Definitive Proxy Statement (File No. 001-36040) filed with the Securities and Exchange Commission on March 23, 2017.

CUSIP No. 35138V102	13G	Page 3 of 5 Pages

Item 1	(a) Name of Issuer:

Fox Factory Holding Corp.

(b) Address Of Issuer’s Principal Executive Offices:

915 Disc Drive, Scotts Valley, CA 95066

Item 2	(a) Name of Person Filing:

Compass Group Diversified Holdings LLC

(b) Address of Principal Business Office, or, if none, Residence:

61 Wilton Road, Second Floor, Westport, CT 06880

(c) Citizenship:

Delaware

(d) Title of Class of Securities:

Common Stock, $0.001 par value per share

(e) Cusip Number:

35138V102

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group in accordance with §240.13d-1(b)(ii)(J).

CUSIP No. 35138V102	13G	Page 4 of 5 Pages

Item 4	Ownership

The percentage ownership for the Reporting Person is based on 37,210,918 shares of Issuer common stock issued and outstanding as of March 6, 2017, as reported in the Issuer’s Definitive Proxy Statement (File No. 001-36040) filed with the Securities and Exchange Commission on March 23, 2017.

(a) Amount beneficially owned:

0

(b) Percent of class:

0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of The Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 35138V102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: April 4, 2017

Compass Group Diversified Holdings LLC	By:	/s/ Ryan J. Faulkingham
Name: Ryan J. Faulkingham
Title: Chief Financial Officer